Leonard  E. Neilson

A  PROFESSIONAL  CORPORATION

LEONARD  E.  NEILSON

8160  SOUTH  HIGHLAND  DRIVE,  SUITE 104

          ATTORNEY  AT  LAW

SANDY,  UTAH  84093

TELEPHONE:  (801)  733-0800

FAX:  (801)  733-0808

E-MAIL:  LNEILSONLAW@AOL.COM

November 19, 2012

Securities and Exchange Commission

Office of Document Control

100 F Street NE

Washington, D.C. 20549

Filed Via Edgar

Re:

Eastgate Acquisitions Corporation

Registration Statement

Form S-1

Commissioners:

On behalf of Eastgate Acquisitions Corporation (the “Registrant”) in connection with its registration statement on Form S-1 pursuant to the requirements of the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder, please find herewith the following regarding the Registration Statement:

1.

One copy of the registration statement on Form S-1 including exhibits filed pursuant to the provisions of Regulation S-T.

2.

Funds for payment of the requisite filing fee, have been deposited by wire transfer into the Registrant's account (# CIK0001099574) at the US Bank.  The filing fee has been calculated in accordance with Rule 457 under the Securities Act.

The registration statement covers the proposed offering by certain selling stockholders of 472,450 shares of its common stock.  The registration statement includes the prospectus to be used for the offering.

The Registrant would like the registration statement declared effective as soon as possible and accordingly, would appreciate the Commission Staff's assistance in this regard.

Please direct your comments or questions with respect to the registration statement and the enclosed materials to the undersigned by telephone at (801) 733-0800, by FAX at (801) 733-0808, or by e-mail at LNeilsonLaw@aol.com. with a copy to the Registrant’s CEO, Anna Gluskin at gluskin.Anna@gmail.com.

Yours truly,

/S/  LEONARD E. NEILSON

Leonard E. Neilson

:ae

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